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                                                       EXHIBIT  11

North Fork Bancorporation, Inc.

COMPUTATION OF NET INCOME PER COMMON EQUIVALENT SHARE
March 31, 1994
(Unaudited)


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                                           THREE MONTHS ENDED

                                                  MARCH 31,
MARCH 31,
                                           1994           1993
Net Income                            $  5,512,814       3,588,791

Common Equivalent Shares:

Weighted average common
      shares outstanding                14,116,857      12,742,661
Weighted average common
     equivalent shares(a)                  781,415         569,236
Weighted average common and
 common equivalent shares               14,898,272      13,338,897

Net Income per common
  equivalent share                     $      0.37            0.27

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